Exhibit 12.1
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(in thousands)	2006		2005		2004		2003		2002

Earnings:
Income before taxes	$345,550		$314,865		$284,795		$308,635		$341,392

Add: Fixed charges, excluding interest on deposits	—		—		—		—		—

Earnings available for fixed charges, excluding interest on deposits	345,550		314,865		284,795		308,635		341,392
Add: Interest on deposits	—		—		—		—		—

Earnings available for fixed charges, including interest on deposits	$345,550		$314,865		$284,795		$308,635		$341,392

Combined Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$—		$—		$—		$—		$—
Interest factor in net rental expense	—		—		—		—		—

Total fixed charges, excluding interest on deposits	—		—		—		—		—
Add: Interest on deposits	—		—		—		—		—

Total fixed charges, including interest on deposits	—		—		—		—		—
Preferred stock dividends	47,944		34,634		20,744		18,911		23,814

Combined fixed charges and preferred stock dividends	$47,944		$34,634		$20,744		$18,911		$23,814

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	7.21	x	9.09	x	13.73	x	16.32	x	14.34	x